UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018
SECURITIES REGISTERED1
(As of the close of the fiscal year)

Title of Issue	Amounts as to which Registration is Effective	Names of Exchanges on which Registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Elinor Azani

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance

of the State of Israel

800 Second Avenue

17th Floor
New York, New York 10017

United States

Copies to:

Colin Diamond, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 United States	Ian Clark, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom

[1]	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission the Recent Developments in the State as of March 31, 2020, which is included as Exhibit D-2 hereto and which updates and amends the Current Description of the State previously filed as Exhibit D and the Recent Developments previously filed as Exhibit D-1.

EXHIBIT INDEX

Exhibit	Number

A:	None.

B:	None.

C-1:	(P) Copy of the State Budget Proposal for Fiscal Year 2019 (in Hebrew).**

D:	Current Description of the State of Israel.*

D-1:	Recent Developments in the State as of January 6, 2020.*

D-2:	Recent Developments in the State as of March 31, 2020.

E:	Form of Fiscal Agency Agreement, dated as of March 13, 2000, between the Registrant and Citibank, N.A. as Fiscal Agent.***

F:	Form of Amendment No. 1, dated as of February 24, 2004, to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.***

G:	Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, as amended by Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.*

H:	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel dated January 15, 2020.*

I:	Opinion of White & Case LLP dated January 15, 2020.*

J:	Underwriting Agreement dated January 8, 2020 by and among the State of Israel, BofA Securities, Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC.*

*	Previously filed

**	Previously filed by paper filing under cover of Form SE on June 29, 2018, pursuant to Rules 306(c) and 311 of Regulation S-T.

***	Previously filed in connection with Registration Statement No. 333-184134.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 31st day of March 2020.

STATE OF ISRAEL

By:

/s/ Rony Hizkiyahu
Rony Hizkiyahu
Accountant General Ministry of Finance

By:

/s/ Gil Cohen
Gil Cohen
Senior Deputy Accountant General
Ministry of Finance

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